September 29, 2025

Eason Zhang
Chief Financial Officer
MINISO Group Holding Limited
8F, M Plaza, No. 109
Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province, PRC

       Re: MINISO Group Holding Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-39601
Dear Eason Zhang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services